UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the three months ended March 31, 2018

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three months ended March 31, 2018 and 2017.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-206501) filed with the U.S. Securities and Exchange Commission on August 21, 2015, as amended.

•	Registration Statement on Form F-3 (Registration No. 333-213343) filed with the U.S. Securities and Exchange Commission on August 26, 2016; and

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 2, 2018	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars as at and for the three months ended March 31, 2018 and 2017. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of MR (Medium Range) product and chemical tankers ranging from 25,000 to 50,000 deadweight (Dwt) tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and has established close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our customers, including a range of pooling service providers. As of March 31, 2018, our fleet consisted of 28 vessels, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage operating expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or “TCE” rates, (Time Charter Equivalent, which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage operating expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage operating expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage operating expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less voyage operating expenses.

Statement of Operations for the Three Months Ended March 31, 2018 and March 31, 2017

The following table presents our operating results for the three months ended March 31, 2018 and March 31, 2017.

INCOME STATEMENT DATA	Three months ended
	Mar 31, 2018	Mar 31, 2017	Variance	Variance
				(%)
REVENUE
Revenue	$50,471,524	$49,665,010	$806,514	2%

OPERATING EXPENSES
Commissions and voyage related costs	19,522,819	18,779,456	(743,363)	(4)%
Vessel operating expenses	17,267,459	15,458,378	(1,809,081)	(12)%
Depreciation	8,661,475	8,446,753	(214,722)	(3)%
Amortization of deferred drydock expenditure	832,644	613,193	(219,451)	(36)%
General and administrative expenses
Corporate	2,936,449	3,038,191	101,742	3%
Commercial and chartering	809,993	661,423	(148,570)	(22)%
Total operating expenses	50,030,839	46,997,394	(3,033,445)	(6)%

Profit from operations	440,685	2,667,616	(2,226,931)	(83)%

Interest expense and finance costs	(5,701,991)	(4,910,921)	(791,070)	(16)%
Interest income	114,765	90,614	24,151	27%

Loss before taxes	(5,146,541)	(2,152,691)	(2,993,850)	(139)%

Income tax	(26,080)	(14,500)	(11,580)	(80)%

Net loss	$(5,172,621)	$(2,167,191)	$(3,005,430)	(139)%

Revenue. Revenue for the three months ended March 31, 2018 was $50.5 million, an increase of $0.8 million from $49.7 million for the three months ended March 31, 2017.

Our average number of owned vessels increased to 27.7 for the three months ended March 31, 2018 from 27.0 for the three months ended March 31, 2017, resulting in revenue days of 2,416 for the three months ended March 31, 2018 as compared to 2,410 for the three months ended March 31, 2017.

We had 24 and 19 vessels employed directly in the spot market as at March 31, 2018 and March 31, 2017 respectively. For spot chartering arrangements, we had 1,784 revenue days for the three months ended March 31, 2018 as compared to 1,606 for the three months ended March 31, 2017. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $4.2 million, while changes in spot rates resulted in a decrease in revenue of $1.6 million.

We had four and eight vessels employed under pool arrangements as at March 31, 2018 and March 31, 2017 respectively. Revenue days derived from pool arrangements were 632 for the three months ended March 31, 2018, as compared to 804 for the three months ended March 31, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $2.4 million, while changes in market conditions for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 resulted in an increase in revenue of $0.6 million.

For vessels employed directly in the spot market, Ardmore typically pays all voyage expenses and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $19.5 million for the three months ended March 31, 2018, an increase of $0.7 million from $18.8 million for the three months ended March 31, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended March 31, 2018.

Total revenue days increased to 2,416 for the three months ended March 31, 2018 as compared to 2,410 for the three months ended March 31, 2017. For spot chartering arrangements, we had 1,784 revenue days for the three months ended March 31, 2018 as compared to 1,606 for the three months ended March 31, 2017.

TCE Rate. The average TCE rate for our fleet was $12,897 per day for the three months ended March 31, 2018, a decrease of $22 per day from $12,919 per day for the three months ended March 31, 2017. The decrease in average TCE rate was the result of lower spot rates for the three months ended March 31, 2018.

Vessel Operating Expenses. Vessel operating expenses were $17.3 million for the three months ended March 31, 2018, an increase of $1.8 million from $15.5 million for the three months ended March 31, 2017. This increase is due to an increase in the number of vessels in operation for the three months ended March 31, 2018, increased crewing costs due to differing crewing locations, and the timing of vessel operating expenses between quarters. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,786 for the three months ended March 31, 2018 as compared to $6,361 for the three months ended March 31, 2017.

Depreciation. Depreciation expense for the three months ended March 31, 2018 was $8.7 million, an increase of $0.3 million from $8.4 million for the three months ended March 31, 2017. This increase is primarily due to an increase in the average number of owned vessels to 27.7 for the three months ended March 31, 2018, from 27.0 for the three months ended March 31, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2018 was $0.8 million, an increase of $0.2 million from $0.6 million for the three months ended March 31, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2018 were $2.9 million, a decrease of $0.1 million from $3.0 million for the three months ended March 31, 2017.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2018 were $0.8 million, an increase of $0.1 million from $0.7 million for the three months ended March 31, 2017. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2018 were $5.7 million, as compared to $4.9 million for the three months ended March 31, 2017. Cash interest expense increased by $0.8 million to $5.1 million for the three months ended March 31, 2018, from $4.3 million for the three months ended March 31, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 as well as a change in our debt structure due to the new finance leases. Amortization of deferred finance fees for the three months ended March 31, 2018 was $0.6 million, consistent with the three months ended March 31, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2018, our total cash and cash equivalents were $35.3 million, a decrease of $4.2 million from $39.5 million as at December 31, 2017. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 2 (“Debt”) and 3 (“Finance Leases”), respectively, to our condensed interim consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2018, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2018 and March 31, 2017

CASH FLOW DATA	Three months ended
	Mar 31, 2018	Mar 31, 2017
Net cash provided by operating activities	$4,999,496	$805,947
Net cash used in investing activities	(15,387,897)	(168,354)
Net cash provided by / (used in) financing activities	6,214,790	(11,350,819)

Cash provided by operating activities

For the three months ended March 31, 2018, cash flow provided by operating activities was $5.0 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $4.9 million. Changes in operating assets and liabilities resulted in an inflow of $0.9 million and drydock payments were $0.8 million. For the three months ended March 31, 2017, cash flow provided by operating activities was $0.8 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $7.6 million. Changes in operating assets and liabilities resulted in an outflow of $6.6 million and drydock payments were $0.2 million.

Cash used in investing activities

For the three months ended March 31, 2018, net cash used in investing activities was $15.4 million, consisting of payments in relation to the acquisition of the Ardmore Sealancer, vessel equipment, leasehold improvements and other non-current assets. For the three months ended March 31, 2017, net cash used in investing activities was $0.2 million, consisting of payments for leasehold improvements, vessel equipment and other non-current assets.

Cash provided by / (used in) financing activities

For the three months ended March 31, 2018, the net cash provided by financing activities was $6.2 million. Proceeds from finance lease arrangements were $16.1 million and net proceeds from the equity offering amounted to $2.2 million. Repayments of debt amounted to $10.7 million and total principal repayments of finance lease arrangements were $1.1 million. We also made payments of $0.3 million related to deferred finance fees in respect of finance lease arrangements. For the three months ended March 31, 2017, the net cash used in financing activities was $11.4 million. Repayments of debt amounted to $11.3 million and total principal repayments of the finance lease arrangement were $0.1 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of March 31, 2018 is as follows:

	For the Years Ended December 31,
	2018	2019	2020	2021
Number of vessels in drydock (excluding in-water surveys)	8	9	11	14

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2018.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the three-month period ended March 31, 2018 by $1.1 million using the average long-term debt balance and actual interest incurred in each period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in Nordea Bank, and in short-term funds (with a credit risk rating of least AA) managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at March 31, 2018, our 28 vessels in operation were employed with 21 different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at March 31, 2018 and December 31, 2017	F-2
Unaudited Condensed Interim Consolidated Statement of Operations for the three months ended March 31, 2018 and March 31, 2017	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three months ended March 31, 2018, and twelve months ended December 31, 2017	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and March 31, 2017	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

F-1

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at March 31, 2018 and December 31, 2017
(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Mar 31, 2018	Dec 31, 2017
ASSETS
Current assets
Cash and cash equivalents	35,283,796	39,457,407
Receivables, trade	27,020,990	27,264,803
Working capital advances	3,100,000	3,100,000
Prepayments	1,879,305	1,412,875
Advances and deposits	2,377,886	3,015,807
Other receivables	1,198,394	-
Inventories	10,918,449	9,632,246
Total current assets	81,778,820	83,883,138

Non-current assets
Vessels and vessel equipment, net	760,121,779	751,816,840
Deferred drydock expenditure, net	4,050,298	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	485,283	446,532
Other non-current assets, net	3,658,006	3,640,311
Operating lease, right of use asset	2,353,991	-
Total non-current assets	770,669,357	761,656,851

TOTAL ASSETS	852,448,177	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	18,210,130	16,104,399
Other payables	705,545	6,265
Accrued interest on loans	1,613,936	1,537,976
Current portion of long-term debt	36,704,238	37,071,548
Current portion of finance lease obligations	4,841,321	3,537,466
Current portion of operating lease obligations	467,396	-
Total current liabilities	62,542,566	58,257,654

Non-current liabilities
Non-current portion of long-term debt	357,591,076	367,352,022
Non-current portion of finance lease obligations	52,363,384	38,956,553
Non-current portion of operating lease obligations	1,886,595	-
Total non-current liabilities	411,841,055	406,308,575

Equity
Share capital	340,613	340,613
Additional paid in capital	405,373,275	405,549,985
Treasury stock	(12,908,782)	(15,348,909)
Accumulated deficit	(14,740,550)	(9,567,929)
Total equity	378,064,556	380,973,760

TOTAL LIABILITIES AND EQUITY	852,448,177	845,539,989

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three months ended March 31, 2018 and March 31, 2017
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
REVENUE
Revenue	50,471,524	49,665,010

OPERATING EXPENSES
Commissions and voyage related costs	19,522,819	18,779,456
Vessel operating expenses	17,267,459	15,458,378
Depreciation	8,661,475	8,446,753
Amortization of deferred drydock expenditure	832,644	613,193
General and administrative expenses
Corporate	2,936,449	3,038,191
Commercial and chartering	809,993	661,423
Total operating expenses	50,030,839	46,997,394

Profit from operations	440,685	2,667,616

Interest expense and finance costs	(5,701,991)	(4,910,921)
Interest income	114,765	90,614

Loss before taxes	(5,146,541)	(2,152,691)

Income tax	(26,080)	(14,500)

Net loss	(5,172,621)	(2,167,191)

Loss per share, basic and diluted	(0.16)	(0.06)

Weighted average number of shares outstanding, basic and diluted	32,445,415	33,575,610

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2018

And for the twelve months ended December 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL
Balance as at January 1, 2017	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share based compensation	-	-	457,046	-	-	457,046
Repurchase of common stock	(1,435,654)	-	(186,318)	(11,076,432)	-	(11,262,750)
Loss for year	-	-	-	-	(12,490,335)	(12,490,335)
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760
Share based compensation	-	-	38,806	-	-	38,806
Net proceeds from equity offering	305,459	-	(215,516)	2,440,127	-	2,224,611
Loss for the period	-	-	-	-	(5,172,621)	(5,172,621)
Balance as at March 31, 2018	32,445,415	340,613	405,373,275	(12,908,782)	(14,740,550)	378,064,556

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
OPERATING ACTIVITIES
Net loss	(5,172,621)	(2,167,191)
Non-cash items:
Depreciation	8,661,475	8,446,753
Amortization of deferred drydock expenditure	832,644	613,193
Share based compensation	38,806	114,262
Amortization of deferred finance fees	592,254	607,740
Changes in operating assets and liabilities:
Receivables, trade	243,813	(3,666,361)
Working capital advances	-	(150,000)
Prepayments	(466,430)	(257,591)
Advances and deposits	637,954	(935,586)
Other receivables	(1,198,394)	82,636
Inventories	(1,286,203)	(631,729)
Payables, trade	2,105,731	(459,459)
Charter revenue received in advance	-	(507,780)
Other payables	699,280	14,500
Accrued interest on loans	75,960	(51,217)
Deferred drydock expenditure	(764,773)	(246,223)
Net cash provided by operating activities	4,999,496	805,947

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(15,261,695)	(131,467)
Payments for leasehold improvements	(52,936)	(12,279)
Payments for other non-current assets	(73,266)	(24,608)
Net cash used in investing activities	(15,387,897)	(168,354)

FINANCING ACTIVITIES
Repayments of long-term debt	(10,667,920)	(11,270,681)
Proceeds from finance leases	16,100,000	-
Repayments of finance leases	(1,119,901)	(59,311)
Payments for deferred finance fees	(322,000)	(20,827)
Net proceeds from equity offering	2,224,611	-
Net cash provided by / (used in) financing activities	6,214,790	(11,350,819)

Net decrease in cash and cash equivalents	(4,173,611)	(10,713,226)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the period	35,283,796	45,239,647

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (‘‘ASC’’), together with its subsidiaries (collectively ‘‘Ardmore’’ or ‘‘the Company’’), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at March 31, 2018, Ardmore had 28 vessels in operation. The average age of Ardmore’s operating fleet as at March 31, 2018 was 5.7 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the ‘‘IPO’’) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (‘‘ASLLC’’) for 8,049,500 shares of ASC, and ASLLC became a wholly-owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, GA Holdings LLC sold 4,000,000 shares of ASC common stock in an underwritten public offering. In June 2016, Ardmore completed a public offering of 7,500,000 shares of its common stock. In November 2017, GA Holdings LLC disposed the balance of its remaining 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by Ardmore in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, Ardmore’s chief executive officer and a member of Ardmore’s board of directors. In addition to the 85,654 shares that Ardmore repurchased from GA Holdings LLC directly in a private transaction, Ardmore also purchased from the underwriter 1,350,000 shares of its common stock that were sold by GA Holdings LLC in the underwritten public secondary offering. In connection with the repurchase of its own common shares in November 2017, Ardmore granted the underwriter an option to purchase additional shares of its common stock, which option the underwriter exercised in January 2018, for a total of 305,459 shares, resulting in proceeds to the Company of $2.4 million. As of March 31, 2018, to Ardmore’s knowledge, no shareholder owned more than 10% of ASC’s common stock.

As at March 31, 2018, ASC had 50 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint-venture entity which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. Certain prior period amounts have been reclassified to be consistent with the current period’s presentation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.

Except as described below, in note 1.4 Summary of significant accounting policies, these unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The condensed consolidated balance sheet as of December 31, 2017 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.4.	Summary of significant accounting policies

There have been the following changes in the Company’s significant accounting policies for the three months ended March 31, 2018 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2017. The Company implemented two new accounting policies (ASC 606, Revenue from Contracts with Customers and ASC 842, Leases), which were applied using the modified retrospective method. Any adjustments would be presented as a cumulative adjustment to opening retained earnings. The implementation of ASC 606 did not have a material impact on the financial statements. The implementation of ASC 842 required the Company to recognize on the balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. The date of implementation for new accounting policies was January 1, 2018 with ASC 842 being early adopted.

1.4.1.	Lease revenue from voyage charters

In spot charters where we provide the necessary means in order for our customers to utilize the best transportation needs for their requirements, we have determined that these spot charters should be considered operating leases. For charters where the customer only requires a method of transportation, these charters are considered to be transportation services.

For those spot charters that we have determined are operating leases, the Company is the lessor, and the charterer has the right to obtain substantially all of the benefits and direct how and for what purposes the vessel will be used from signing of a contract or discharge (if there is a previous commitment). Under these charters there are no substantive substitution rights. Voyage costs will be recognized over the term of the lease. Initial costs are deferred and expensed following the same treatment as the voyage costs.

Lease revenues from voyage charters on the spot market, are recognized ratably on a discharge-to-discharge basis, i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, provided an agreed non-cancellable charter between Ardmore and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Lease revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage revenue, which is included in lease revenues from voyages, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a discharge-to-discharge basis, i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, the amount is fixed or determinable and collection is reasonably assured.

1.4.2.	Service revenue from voyages

Voyage charters on the spot market that do not meet the lease definition are recognized ratably on a load-to-discharge basis, i.e. from when cargo is loaded at the port to when it is discharged after the next voyage. Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a load-to-discharge basis i.e. from when cargo is loaded at port to when it is discharged after the next voyage, the amount is fixed or determinable and collection is reasonably assured. Voyage costs will be recognized over the length of the voyage as the performance obligation is satisfied. Initial costs to obtain a contract are deferred and expensed following the same treatment as the voyage costs.

1.4.3.	Operating leases

Operating leases relate to long-term commitments for our offices. Ardmore recognizes on the balance sheet the right to use those assets and corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing.

1.4.4.	Finance leases

Following the implementation of ASC 842, Leases, the transactions for the sale and leaseback of vessels, which were previously classified as capital leases under ASC 840, are now classified as finance leases with no other changes.

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 7 (“Stock appreciation rights”).

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.6.	Recent accounting pronouncements

In August 2016, the Financial Accounting Standards Board (FASB) issued an update to ASC 230, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

In November 2016, the FASB issued an update to ASC 230, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one-line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASC 610, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). This standard contains final guidance that clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. This standard applies to non-financial assets, including real estate, ships and intellectual property, and clarifies that the derecognition of all businesses is in the scope of ASC 810. This standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

The FASB is expected to issue a proposal removing the requirement to disclose separately lease and non-lease components of obligations. This will affect the Company’s implementation of ASC 842, Leases, with the Company no longer being required to disclose lease and non-lease components of lease revenue as the timing and pattern of revenue recognition would be the same for the non-lease component and the related lease component. The combined single lease component would be classified as an operating lease. However, as this proposal is not yet in effect as of March 31, 2018, the Company has disclosed the lease and non-lease components of revenue for the three months ended March 31, 2018. Please refer to Note 4.1 to the financial statements.

1.7.	Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

2.	Debt

As at March 31, 2018 Ardmore had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 24 vessels as at March 31, 2018. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at March 31, 2018 and December 31, 2017 were as follows:

	As at
	Mar 31, 2017	Dec 31, 2017

NIBC Bank Facility	8,530,000	8,885,000
CACIB Bank Facility	33,400,000	34,100,000
ABN/DVB/NIBC Joint Bank Facility	157,090,585	162,115,591
Nordea/SEB Joint Bank Facility	129,669,072	132,272,938
ABN AMRO Facility	62,744,979	64,201,180
ABN AMRO Revolving Facility	10,564,311	11,092,158
Total debt	401,998,947	412,666,867
Deferred finance fees	(7,703,633)	(8,243,297)
Net total debt	394,295,314	404,423,570
Current portion of long-term debt	38,856,620	39,282,538
Current portion of deferred finance fees	(2,152,382)	(2,210,990)
Total current portion of long-term debt	36,704,238	37,071,548
Non-current portion of long-term debt	357,591,076	367,352,022

Future minimum repayments under the Company’s loan facilities for each year indicated below are as follows:

As at
Mar 31, 2018
2018	29,142,465
2019	38,856,620
2020	38,856,620
2021	41,159,894
2022	189,430,411
2023	64,552,937
401,998,947

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility with ABN AMRO Bank N.V. (“ABN”) and DVB Bank America N.V. to refinance existing facilities. The loan, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consists of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The additional tranches mature in 2023.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN AMRO for vessel acquisitions. Three of the four tranches under the facility were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. Interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2023.

ABN AMRO Revolving Facility

On October 24, 2017, Ardmore entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2019.

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of March 31, 2018, was $22.6 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon maturities.

The Company was in full compliance with all of its loan covenants as of March 31, 2018 and 2017.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

3.	Finance leases

On December 22, 2016 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seatrader. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. The finance lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Effective May 30, 2017 two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $20.1 million was repaid in full on May 30, 2017. The finance leases are scheduled to expire in 2023 and include an obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the consolidated balance sheet, with the associated finance lease liability presented gross of the $2.9 million.

On January 23, 2018, Ardmore took delivery of the Ardmore Sealancer. On January 30, 2018 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer. This transaction was treated as a financing transaction. The finance lease is scheduled to expire in 2024 and includes an obligation for Ardmore to repurchase the vessel, as well as purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheet, with the associated finance lease liability presented net of the $1.4 million.

	As at
	Mar 31, 2018	Dec 31, 2017
Current portion of finance lease obligations	5,068,433	3,783,044
Current portion of deferred finance fees	(227,112)	(245,578)
Non-current portion of finance lease obligations	53,097,150	39,402,440
Non-current portion of deferred finance fees	(733,766)	(445,887)
Total finance lease obligations	57,204,705	42,494,019
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Net finance lease obligations	54,324,705	39,614,019

The future minimum lease payments required under the finance leases as at March 31, 2018, were as follows:

As at
Mar 31, 2018
2018	6,490,000
2019	8,614,000
2020	8,637,600
2021	14,829,800
2022	7,227,000
2023	19,194,600
2024	7,401,500
Total minimum lease payments	72,394,500
Less amounts representing interest and deferred finance fees	(15,189,795)
Net minimum lease payments	57,204,705
Amount receivable in respect of finance leases	(2,880,000)
Adjusted net minimum lease payments	54,324,705

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

4.	Operating leases

4.1	Operating leases – spot charter

For those spot charters that we have determined are operating leases, the term of the lease is always less than one year. The lease payments to be received for ongoing charters at March 31, 2018 relate to outstanding freight and demurrage revenue expected to be paid in the coming months. Therefore, the disclosure of the maturity analysis of lease payments required by ASC 842 is limited to one year. For those ongoing charters at March 31, 2018, the outstanding lease payments to be received as at March 31, 2018 amounted to $11.9 million.

As required by ASC 842, Leases, for spot charters that qualify as leases, lease revenue is required to be presented as revenue for the lease component and revenue for the non-lease component. The revenue earned is not negotiated in its two separate components, but as a whole. In order to prepare the required disclosure, the residual allocation method has been used. We have estimated the non-lease component as the cost of operating the vessels by our external technical managers and the additional activities performed by Ardmore. The lease component disclosed then has been calculated as the difference between total revenue and the non-lease component revenue.

The table below discloses the lease and non-lease components of revenue for the three months ended March 31, 2018:

Three months ended
Mar 31, 2018
Lease component of revenue from voyage charters	23,427,327
Non-lease component of revenue from voyage charters	17,542,624
Time charter and pool revenue	9,501,573
50,471,524

4.2	Operating leases – office rent

Ardmore has chosen to early adopt ASC 842 Leases which requires lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing. The weighted average remaining lease term as of March 31, 2018 was 7 years. The lease contracts included below are for Ardmore’s offices in Cork, Singapore and Houston.

	As at
	Mar 31, 2018	Jan 1, 2018
Current portion of operating lease obligations	467,396	442,957
Non-current portion of operating lease obligations	1,886,595	1,997,331
Total operating lease obligations	2,353,991	2,440,288

As of March 31, 2018, the Company had the following undiscounted operating lease commitments:

	2018	2019	2020	2021	2022	2023-2026
Office space	367,914	474,056	329,356	296,499	303,198	999,068
	367,914	474,056	329,356	296,499	303,198	999,068

5.	Other non-current assets, net

	As at
	Mar 31, 2018	Dec 31, 2017
Amount receivable in respect of finance leases	2,880,000	2,880,000
Equipment, fixtures & fittings	778,006	760,311
	3,658,006	3,640,311

Amount receivable in respect of finance leases is accounted for at amortized cost.

6.	Interest expense and finance costs

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Interest incurred	5,109,737	4,303,181
Amortization of deferred finance fees	592,254	607,740
	5,701,991	4,910,921

F-12

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

7.              Stock appreciation rights (“SARs”)

As at March 31, 2018, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of the Company’s common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 was subject to certain market conditions being met. On that date the vesting reverted to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

				Monte Carlo Simulation Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 - 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

The cost of each tranche is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary. Changes in the SARs for the period ended March 31, 2018 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2018	1,343,375	$13.16
SARs granted during the three months ended March 31, 2018	-	-
SARs exercised/converted/expired during the three months ended March 31, 2018	-	-
SARs forfeited during the three months ending March 31, 2018	-	-
Balance as at March 31, 2018 (none of which are exercisable or convertible)	1,343,375	$13.16

F-13

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and March 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2018	155,219
155,219

8.	Subsequent Events

The Company agreed terms for refinancing of two 2013 built Eco-design MR product tankers under a sale and leaseback arrangement on April 25, 2018. The transaction is on attractive pricing and terms and, subject to completion of documentation, is expected to be completed in May 2018.

F-14